Exhibit 99.1

Fiscal Q4 2013 WNS (Holdings) Limited

WNS Announces Fourth Quarter and Full Year Fiscal 2013 Earnings

Provides Guidance for Fiscal 2014

NEW YORK, NY and MUMBAI, INDIA, April 17, 2013 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced results for the 2013 fiscal fourth quarter and full year ended March 31, 2013.

Highlights — Fiscal Fourth Quarter 2013:

GAAP Financials

•                  Revenue of $119.2 million, up 5.2% from $113.3 million in Q4 of last year and down 0.8% from $120.2 million last quarter

•                  Profit of $8.2 million, compared to $4.4 million in Q4 of last year and $6.1 million last quarter

•                  Diluted earnings per ADS of $0.16, compared to $0.09 in Q4 of last year and $0.12 last quarter

Non-GAAP Financial Measures*

•                  Revenue less repair payments of $112.8 million, up 13.0% from $99.8 million in Q4 of last year and down 0.7% from $113.5 million last quarter

•                  Adjusted Net Income (ANI)  of $15.8 million, compared to $13.2 million in Q4 of last year and $14.0 million last quarter

•                  Adjusted diluted earnings per ADS of $0.30, compared to $0.27 in Q4 of last year and $0.27 last quarter

Operations Update

•                  Added 7 new clients in the quarter, expanded 5 existing relationships

•                  Days sales outstanding (DSO) at 33 days

•                  Global headcount of 25,520 as of March 31, 2013

Highlights — Fiscal Full Year 2013:

GAAP Financials

•                  Revenue of $460.3 million, down 2.9% from $474.1 million in fiscal 2012 (primarily due to change in contract terms for repair payments)

•                  Profit of $21.4 million, compared to $12.5 million in fiscal 2012

•                  Diluted earnings per ADS of $0.41, compared to $0.27 in fiscal 2012

Non-GAAP Financial Measures*

•                  Revenue less repair payments of $436.1 million, up 10.4% from $395.1 million in fiscal 2012

•                  Adjusted Net Income (ANI)  of $53.1 million, compared to $47.3 million in fiscal 2012

•                  Adjusted diluted earnings per ADS of $1.03, compared to $1.02 in fiscal 2012

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

* See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

Fiscal Q4 2013 WNS (Holdings) Limited

Revenue less repair payments* of $112.8 million in the fiscal fourth quarter increased 13.0% year-over-year, and was down 0.7% compared to the previous quarter.  Year-over-year, revenue improvement was broad-based, with particular strength in emerging verticals such as Utilities and Retail & CPG, as well traditional verticals including Banking & Financial Services and Insurance.  The sequential revenue reduction was the result of depreciation in the British Pound against the US dollar, and approximately $2 million of incremental transition revenue booked in the third quarter.  In Q4, the average GBP/$ exchange rate depreciated 0.9% versus the same quarter of last year, and 3.3% sequentially, adversely impacting 49.7% of the company’s revenue. Excluding exchange rate impacts, constant currency revenue* grew 13.4% versus the same quarter of last year and 1.0% sequentially.

Adjusted operating margin* for the quarter was 15.8%, as compared to 17.5% in Q4 of last year, and 13.9% reported in the third quarter.  On a year-over-year basis, operating margin declined as a result of investments in infrastructure and the Capability Creation Group, and our acquisition of Fusion Outsourcing.  Also, as clients have increasingly adopted our new onshore and nearshore capabilities, the company’s delivery mix has shifted putting pressure on operating margins.  Depreciation in the Indian rupee and higher revenue levels helped to significantly offset these impacts.  The 195 basis point sequential improvement in adjusted operating margin* was the result of higher constant currency revenue volumes, gains on our Q4 hedging positions and the reduction in pass-through transition revenue.  These items more than offset the negative impacts on revenue and operating margin associated with depreciation in the British Pound.

Adjusted net income (ANI)* in the fiscal fourth quarter was $15.8 million, up $2.6 million as compared to Q4 of last year and up $1.8 million from the previous quarter.  The fiscal fourth quarter ANI* margin was 14.0%, as compared to 13.2% in Q4 of last year, and 12.3% reported last quarter.  On a year-over-year basis, increased income on higher cash balances and a lower effective tax rate more than offset the reduction in adjusted operating margin* percentage discussed above.  Sequentially, the increase in ANI* margin was a result of a higher adjusted operating margin*, which was partially offset by a higher effective tax rate in Q4.

From a balance sheet perspective, WNS ended the fiscal fourth quarter with $117.6 million in cash and investments and $96.4 million of gross debt.  In the fiscal fourth quarter, the company generated $17.8 million in cash from operations, and capital expenditures for the quarter came in at $3.4 million.  Days sales outstanding were 33 days, representing a reduction from 35 days  in Q4 of last year, and an increase from 32 days last quarter.

“While currency headwinds muted our reported Q4 revenues, we continued to make progress adding new clients and strengthening our existing relationships during the quarter. Both financially and operationally, fiscal 2013 represented a solid step forward for WNS.  Our revenue less repair payments* grew 10.4%, which represented 11.2% improvement on a constant currency* basis.  This is compared to 6.9% growth, or 5.3% constant currency* growth posted in fiscal 2012.  Revenue growth in 2013 also included approximately $10.0 million, or 2.6% from the acquisition of Fusion, South Africa.  In addition to driving revenue improvement during the year, the company was able to invest in geographic expansion, technology-enablement, domain expertise and the creation of new services while growing our adjusted net income* faster than revenue less repair payments*,” said Keshav Murugesh, WNS’s Chief Executive Officer.

“As we enter fiscal 2014, the demand environment for BPO is stable and healthy and we are excited about our differentiated positioning and the opportunity to accelerate business momentum.  While ongoing investments will be required to capitalize on the long-term BPO growth trends, WNS believes that by successfully executing on our key strategies we will be able to grow revenue at or above industry rates and expand our margins.”

Fiscal Q4 2013 WNS (Holdings) Limited

Fiscal 2014 Guidance

WNS has provided guidance for the fiscal year ending March 31, 2014 as follows:

•                  Revenue less repair payments* is expected to be between $460 million and $480 million, up from $436.1 million in fiscal 2013.  This assumes an average GBP to USD exchange rate of 1.52 versus 1.58 in fiscal 2013.

•                  ANI* is expected to range between $59 million and $63 million, up from $53.1 million in fiscal 2013.  This assumes an average USD to INR exchange rate of 54.4, the same average exchange rate as fiscal 2013.

“Consistent with previous years, our initial guidance for fiscal 2014 is based on current visibility levels and exchange rates.  Guidance for the year reflects top line growth of 6% to 10%, with 90% visibility to the midpoint of the range.  This guidance represents 8% to 12% revenue growth on a constant currency* basis.  Our ANI* guidance reflects 11% to 19% year-over-year improvement.  WNS will continue to focus on making strategic investments and driving operational excellence which will enable us to grow revenue and improve profit margin in fiscal 2014 and beyond,” said Deepak Sogani, WNS’s Chief Financial Officer.

Conference Call

WNS will host a conference call on April 17, 2013 at 8:00 am (Eastern) to discuss the company’s quarterly results.  To participate in the call, please use the following details: +1-866-277-1184; international dial-in +1-617-597-5360; participant passcode 37185223.  A replay will be available for one week following the call at +1-888-286-8010; international dial-in +1-617-801-6888; passcode 99626595, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process outsourcing company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics and Healthcare and Utilities. WNS delivers an entire spectrum of business process outsourcing services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. As of March 31, 2013, WNS had 25,520 professionals across 31 delivery centers worldwide including Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, expectations concerning our future financial performance and growth potential, including our fiscal 2014 guidance and future profitability, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to Fusion’s volume of business; our ability to successfully integrate Fusion’s business operations with ours; our ability to successfully leverage Fusion’s assets to grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Fusion; worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients; technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; the effects of our different pricing strategies or those of our competitors; and increasing competition in the BPO industry. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any

Fiscal Q4 2013 WNS (Holdings) Limited

forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British Pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India.  References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:
David Mackey Corporate SVP—Finance & Head of Investor Relations WNS (Holdings) Limited +1 201 942 6261 ir@wns.com	Sumi Gupta Public Relations WNS (Holdings) Limited +91 (22) 4095 2263 sumi.gupta@wns.com ; pr@wns.com

About Non-GAAP Financial Measures

The financial information in this release is focused on non-GAAP financial measures as we believe that they reflect more accurately our operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A discussion of our GAAP measures will be contained in “Part I —Item 5. Operating and Financial Review and Prospects” accompanying our fiscal 2013 financial statements to be submitted to the SEC under our annual report on Form 20-F.

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers (1) for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients and (2) for “non-fault” repair cases with respect to one client to whom WNS provides services similar to its “fault” repair cases. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process outsourcing services that it directly provides to its clients. For more details, please see the discussion in “Part I — Item 5. Operating and Financial Review and Prospects — Overview” in our annual report on Form 20-F filed with the SEC on April 26, 2012.

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is calculated, for the indicated periods, by restating the prior period’s revenue less repair payments denominated in pound sterling or Euro, as applicable, using the foreign exchange rate used for the latest period.

WNS also presents (1) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments, and (2) ANI, which is calculated as profit excluding amortization of intangible assets and share-based compensation expense, and other non-GAAP measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that it does not believe are indicative of its core operating performance. In addition, it uses these non-GAAP measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies. These non-GAAP measures are not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.

Fiscal Q4 2013 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended			Year ended
	March 31, 2013	March 31, 2012	Dec 31, 2012	Mar 31, 2013	Mar 31, 2012
Revenue	$119.2	$113.3	$120.2	$460.3	$474.1
Cost of revenue	81.4	78.2	80.8	311.0	340.9
Gross profit	37.8	35.1	39.3	149.3	133.2
Operating expenses:
Selling and marketing expenses	7.8	6.3	7.8	30.2	26.3
General and administrative expenses	14.2	13.0	15.1	57.1	51.3
Foreign exchange (gain)/ loss, net	(1.1)	0.2	2.1	5.5	(1.9)
Amortization of intangible assets	6.7	7.1	6.6	26.4	29.5
Operating profit	10.2	8.7	7.8	30.1	28.0
Other (income)/expense, net	(1.6)	0.2	(1.3)	(4.8)	(0.0)
Finance expense	0.9	0.9	0.9	3.6	4.0
Profit before income taxes	10.9	7.5	8.2	31.3	24.0
Provision for income taxes	2.8	3.1	2.2	9.9	11.5
Profit	$8.2	$4.4	$6.1	$21.4	$12.5

Earnings per share of ordinary share
Basic	$0.16	$0.09	$0.12	$0.43	$0.28
Diluted	$0.16	$0.09	$0.12	$0.41	$0.27

Growth of revenue (GAAP) and revenue less repair payments (non-GAAP)

	Three months ended			Year ended
	Mar 31, 2013	Mar 31, 2012	Dec 31, 2012	Mar 31, 2013	Mar 31, 2012
	(Amounts in millions)			(Amounts in millions)
Revenue (GAAP)	$119.2	$113.3	$120.2	$460.3	$474.1
Less: Payments to repair centers	6.5	13.5	6.7	24.1	79.1
Revenue less repair payments (Non-GAAP)	112.8	99.8	113.5	436.1	395.1
Constant currency revenue less repair payments (Non-GAAP)	$112.8	$99.4	$111.7	$436.1	$392.1

Fiscal Q4 2013 WNS (Holdings) Limited

Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2013	Mar 31, 2012	Dec 31, 2012	Mar 31, 2013	Mar 31, 2012
	(Amounts in millions)			(Amounts in millions)
Cost of revenue (GAAP)	$81.4	$78.2	$80.8	$311.0	340.9
Less: Payments to repair centers	6.5	13.5	6.7	24.1	79.1
Less: Share-based compensation expense	0.3	0.3	0.0	1.0	1.0
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (Non-GAAP)	$74.7	$64.4	$74.2	$285.9	260.9

Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2013	Mar 31, 2012	Dec 31, 2012	Mar 31, 2013	Mar 31, 2012
	(Amounts in millions)			(Amounts in millions)
Gross profit (GAAP)	$37.8	$35.1	$39.3	$149.3	$133.2
Add: Share-based compensation expense	0.3	0.3	0.0	1.0	1.0
Adjusted gross profit (excluding share-based compensation expense) (Non-GAAP)	$38.1	$35.4	$39.4	$150.2	$134.2

Fiscal Q4 2013 WNS (Holdings) Limited

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2013	Mar 31, 2012	Dec 31, 2012	Mar 31, 2013	Mar 31, 2012
	(Amounts in millions)			(Amounts in millions)
Selling and marketing expenses (GAAP)	$7.8	$6.3	$7.8	$30.2	$26.3
Less: Share-based compensation expense	0.1	0.1	0.1	0.4	0.4
Adjusted selling and marketing expenses (excluding share-based compensation expense) (Non-GAAP)	$7.7	$6.2	$7.7	$29.8	$26.0

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2013	Mar 31, 2012	Dec 31, 2012	Mar 31, 2013	Mar 31, 2012
	(Amounts in millions)			(Amounts in millions)
General and administrative expenses (GAAP)	$14.2	$13.0	$15.1	$57.1	$51.3
Less: Share-based compensation expense	0.6	1.3	1.2	3.9	3.9
Adjusted general and administrative expenses (excluding share-based compensation expense) (Non-GAAP)	$13.6	$11.7	$13.9	$53.2	$47.4

Reconciliation of operating profit (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2013	Mar 31, 2012	Dec 31, 2012	Mar 31, 2013	Mar 31, 2012
	(Amounts in millions)			(Amounts in millions)
Operating profit (GAAP)	$10.2	$8.7	$7.8	$30.1	$28.0
Add: Amortization of intangible assets	6.7	7.1	6.6	26.4	29.5
Add: Share-based compensation expense	0.9	1.7	1.3	5.3	5.3
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$17.9	$17.4	$15.8	$61.8	$62.7

Fiscal Q4 2013 WNS (Holdings) Limited

Reconciliation of profit (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2013	Mar 31, 2012	Dec 31, 2012	Mar 31, 2013	Mar 31, 2012
	(Amounts in millions)			(Amounts in millions)
Profit (GAAP)	$8.2	$4.4	$6.1	$21.4	$12.5
Add: Amortization of intangible assets	6.7	7.1	6.6	26.4	29.5
Add: Share-based compensation expense	0.9	1.7	1.3	5.3	5.3
Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$15.8	$13.2	$14.0	$53.1	$47.3

Reconciliation of basic income per ADS (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2013	Mar 31, 2012	Dec 31, 2012	Mar 31, 2013	Mar 31, 2012
Basic earnings per ADS (GAAP)	$0.16	$0.09	$0.12	$0.43	$0.28
Add: Adjustments for amortization of intangible assets and share-based compensation expense	0.15	0.19	0.16	0.63	0.77
Adjusted basic net income per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$0.31	$0.28	$0.28	$1.06	$1.05

Reconciliation of diluted income per ADS (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2013	Mar 31, 2012	Dec 31, 2012	Mar 31, 2013	Mar 31, 2012

Diluted earnings per ADS (GAAP)	$0.16	$0.09	$0.12	$0.41	$0.27
Add: Adjustments for amortization of intangible assets and share-based compensation expense	0.15	0.18	0.15	0.62	0.75
Adjusted diluted net income per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$0.30	$0.27	$0.27	$1.03	$1.02

Fiscal Q4 2013 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in millions, except share and per share data)

	As at March 31, 2013	As at March 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	$27.9	$46.7
Investments	46.5	26.4
Trade receivables, net	64.4	66.4
Unbilled revenue	25.5	35.9
Funds held for clients	19.9	20.7
Derivative assets	7.6	3.7
Prepayments and other current assets	12.0	25.8
Total current assets	203.8	225.6
Non-current assets:
Goodwill	87.1	86.7
Intangible assets	92.1	115.1
Property and equipment, net	48.4	45.4
Derivative assets	3.8	1.5
Investments	43.2	0.0
Deferred tax assets	41.6	43.8
Other non-current assets	14.8	6.9
Total non-current assets	331.1	299.5
TOTAL ASSETS	$534.9	$525.2

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$29.3	$47.9
Provisions and accrued expenses	26.7	31.9
Derivative liabilities	3.9	9.8
Pension and other employee obligations	32.7	29.0
Short term line of credit	54.9	24.0
Current portion of long term debt	7.7	26.0
Deferred revenue	6.5	6.2
Current taxes payable	5.2	8.2
Other liabilities	15.4	5.2
Total current liabilities	182.4	188.2
Non-current liabilities:
Derivative liabilities	1.3	1.2
Pension and other employee obligations	5.6	4.6
Long term debt	33.7	36.7
Deferred revenue	3.3	4.1
Other non-current liabilities	4.4	2.7
Deferred tax liabilities	3.6	4.1
Total non-current liabilities	51.9	53.3
TOTAL LIABILITIES	$234.3	$241.5

Shareholders’ equity:
Share capital (ordinary shares $ 0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 50,588,044 and 50,078,881 shares each as at March 31, 2013 and March 31, 2012, respectively)	7.9	7.8
Share premium	269.3	263.5
Retained earnings	80.1	58.7
Other components of equity	(56.7)	(46.4)
Total shareholders’ equity	300.6	283.7
TOTAL LIABILITIES AND EQUITY	$534.9	$525.2